Peer Review panel comments on draft Bristol Bay Watershed Assessment report
Independent experts confirm EPA’s ‘hypothetical mining scenario’ not sufficient to evaluate Pebble

August 16, 2012, Vancouver, BC – A panel of 12 external peer reviewers charged with evaluating the US Environmental Protection Agency’s (EPA) draft Bristol Bay Watershed Assessment (BBWA) report presented their criticisms at a public meeting last week in Anchorage, Alaska after hearing testimony from some 100 local stakeholders, Alaska Native interests, the State of Alaska, technical and legal representatives of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") (TSX: NDM; NYSE MKT: NAK), Anglo American plc ("Anglo American"), the Pebble Limited Partnership (the "Pebble Partnership" or "PLP") and advocacy groups.

The review panel – comprised of academics, scientists and professional consultants – assessed the quality and sufficiency of scientific information in the EPA’s draft BBWA report and whether the ‘hypothetical mining scenario’ presented is reasonable to assess potential effects of mining in the Bristol Bay region. The panel’s comments reflect a common concern that without a detailed mine plan incorporating modern engineering standards and site-specific mitigation, and one that clearly meets established environmental regulations and permitting requirements enforced by the State of Alaska and the US government, there is too much uncertainly to meaningfully assess the potential impacts of a project like Pebble.

“In terms of risk assessment, I think we just don’t know,” said David Atkins, a consulting hydrologist with Watershed Environment LLC in Boulder, Colorado. “There’s too much uncertainty to really determine, to me, from this document the risk of developing a project like this in the watershed. And part of that I think has to do with the hypothetical scenario, which is, you know, largely based on what has been put forward by Northern Dynasty and the Pebble Partnership, but without the engineering details to really be able to assess how this project would be built.”

EPA officials have stated that the draft BBWA report is based in part on the Preliminary Economic Assessment (PEA) of the Pebble Project prepared by independent engineering firm Wardrop, A Tetra Tech Company on behalf of, and released by, Northern Dynasty in 2011, as well as other preliminary planning materials associated with the Pebble Project. It’s important to note that Wardrop’s PEA presented its views of a development scenario for the Pebble Project at an operating level, without the comprehensive suite of project-specific mitigation measures to offset potential environmental effects that will be proposed as part of Pebble’s permit applications.

The Peer Review panel viewed the absence of project-specific mitigation for potential environmental effects as a glaring omission from the EPA BBWA study, and one that significantly limits its credibility as a document upon which to take any regulatory action.

“We do have concerns of course with the fact that because this is theoretical, because you don’t know exactly how it’s being built, you really can’t evaluate with any degree of specificity what the potential effects are associated with that,” said Dr. William Stubblefield, a senior professor at Oregon State University and an expert in environmental toxicology. “It doesn’t contain a lot of detail about how mitigative strategies could and potentially will reduce exposures.”

University of British Columbia professor of mine engineering and noted expert on sustainable mineral development Dr. Dirk van Zyl agreed: “I don’t think as given that this scenario is – it’s neither realistic or sufficient.”

“Probably my biggest concern is the (EPA’s) idea of using good practice versus best practice. I cannot see looking the people in the eye and say ‘Sorry guys, I’ve used good practice, I don’t care about best practice.’ And to me that is really not the way that any mine in this scenario would be developed.”

Dr. John Stednick, a watershed science professor from the University of Colorado, said the draft BBWA report does not achieve a sufficient standard of scientific credibility or completeness for the EPA to consider a regulatory action under the Clean Water Act. “The document ostensibly was used or going to be used to determine if there would be a waiver under the 404c provision of the Clean Water Act,” he said. “And it does not begin to address that, nor can we make a conclusion or an inference whether it does violate the 404c provisions.”

Stednick also said the speed with which the EPA developed the watershed assessment is a concern: “Many comments yesterday were on the timing of the document, and I think it would be advantageous for the credibility of the report for EPA to address it.”

Peer reviewers took exception to the EPA’s risk characterization of various ‘failure’ scenarios at a modern mine developed in southwest Alaska, as well as the draft BBWA report’s attempt to quantify the consequences of such hypothetical failures.

“I was unpersuaded by the statistical probabilities that were assigned to various scenarios, like the possibility of a TSF (tailings storage facility) failure,” said Dr. Charles Slaughter, an adjunct professor at the University of Idaho and expert in watershed management. “You know that was just hogwash.”

Similarly, Dr. Paul Whitney, a consultant from Portland, Oregon with an expertise in wildlife ecology and ecological risk assessments, said the environmental effects EPA predicted as a result of a potential TSF failure were not credible.

“How did they figure that out?” he said. “It’s just beyond me. How was that conclusion reached? And if such a conclusion was possible for subsistence resources on the data available, why couldn’t such a conclusion be reached for sports fisheries and commercial fisheries?”

Whitney and other reviewers also expressed concern about the many errors of fact, omission, calculation and citation in the draft BBWA report. “If I’m an ecologist and I can pick this stuff up, in errors in the papers that are cited, and then the inconsistencies from the appendix into the assessment, I just wonder how many more errors have been made.”

Although the independent Peer Reviewers submitted preliminary comments on the draft BBWA report to EPA several weeks ago, their comments have not been publicly released. The panel of experts met behind closed doors following last week’s public hearing to further discuss their recommendations for improving the quality of science and sufficiency of analysis presented in the draft watershed assessment. It is expected that a summary Peer Review report, as well as each reviewer’s individual recommendations, will be made public in the fall.

Given the significant shortcomings and scientific flaws in the draft Bristol Bay Watershed Assessment report, it is not clear that the EPA will meet its original schedule for completing the study in November 2012. The Peer Reviewers all acknowledged that it’s important for the EPA to ‘get it right,’ particularly because the study will have a significant influence on public perceptions of the Pebble Project.

“So with this hypothetical mine, it strikes me that there’s a little bit of a lack of fairness,” said Dr. Phyllis Weber Scannell, a retired biologist with the Alaska Department of Fish and Game, “because it doesn’t give then an opportunity for a potential mining company or potential mine to come back with any sort of procedures that could be done that we –or someone, permitters, anybody – could evaluate and say that would lessen this risk.”

About the Pebble Project

The Pebble Project is an initiative of PLP to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine. The project is located 200 miles southwest of Anchorage on state land designated for mineral exploration and development. It is situated approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

The Pebble Project consists of the Pebble deposit, surrounding mineral claims and a stream of financing being provided by Northern Dynasty's project partner Anglo American US (Pebble) LLC. The Pebble Partnership was established in July 2007 as a 50:50 partnership between a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc. Both Northern Dynasty and Anglo American have equal ownership and direction of the Pebble Partnership.

Under the terms of the Pebble Limited Partnership Agreement, Anglo American is required to elect to commit $1.5 billion in staged investments in order to retain its 50% interest in the Pebble Project. Funds provided by Anglo American are currently being invested in comprehensive exploration, engineering, environmental and socioeconomic programs toward the future development of the Pebble Project.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada, which holds indirect interests in over 600 sq. miles of mineral claims in southwest Alaska, USA. Northern Dynasty's principal asset is a 50% interest in the Pebble Partnership, owner of the Pebble Project. The Pebble Project is an advanced-stage initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Sole Responsibility

No regulatory authority accepts responsibility for the adequacy or accuracy of this release. Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.